

May 10, 2022

Yu Yang
Chief Executive Officer
Qiansui International Group Co. Ltd.
7th Floor, Naiten Building, No. 1
Six Li Oiao, Fentai District
Beijing, China 100161

> **Re: Qiansui International Group Co. Ltd.**
> **Form 10-K for the Year Ended December 31, 2020**
> **Filed September 23, 2021**
> **File No. 000-54159**

Dear Mr. Yang:

We have reviewed your May 5, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 25, 2022 letter.

Form 10-K for the Year Ended December 31, 2020

Item 1. Business, page 3

1. We note your response to comment 3 and partially reissue our comment. While we note that you are a US company with no operating PRC subsidiaries, we also note that your principal executive offices are located in China. In light of your location in China, please revise to disclose each permission that you are required to obtain from Chinese authorities to operate and issue securities to foreign investors. We also note the current disclosure that you are not required to obtain such permissions. Please disclose how you reached such a determination (e.g. internal legal analysis, opinion of external counsel or other advisor, etc.). Please also clarify bullet 3 of the proposed disclosure that as of the date of the filing you will not have received or were denied such permissions by any PRC

authorities. To the extent you were denied permissions, provide clear disclosure of each permission denied. Lastly, please address the consequences to <u>you</u> and your investors if you do not receive or maintain approvals <u>where you inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain approval in the future.</u>

<u>Item 1. Business</u>
<u>Part I, page 3</u>

2.   We partially reissue comment 6. Please disclose prominently at the beginning of Part I that your principal executive offices are located in China, a majority of your executive officers and/or directors are located in or have significant ties to China and that you will not restrict potential target companies to any specific business, industry or geographical location and, thus, may acquire a company that may be based in China or Hong Kong. Please revise your disclosure at the onset of Part I to also address how recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns may impact post business combination the company's ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange.

 You may contact William Demarest, Staff Accountant at 202-551-3432 or Shannon Menjivar, Accounting Branch Chief at 202-551-3856 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Daniel Luciano